

December 4, 2014

Via E-mail
Ed Riley
General Counsel
Avolon Holdings Limited
The Oval, Building 1
Shelbourne Road
Ballsbridge, Dublin 4
Ireland

> **Re: Avolon Holdings Limited**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed December 1, 2014**
> **File No. 333-196620**

Dear Mr. Riley:

We have reviewed the amendment to your registration statement and have the following comment.

The Commercial Aircraft Industry, page 76
Risks of Manufacturer Oversupply, page 88

1.   Please tell us what consideration you have given to discussing, where appropriate, the impact that recent low oil prices may have on airlines' desire to lease, or the timing of a decision to lease, your modern, fuel-efficient aircrafts. In this regard, we note disclosure on page 88 that "continuing high oil prices," among other things help to support the current level of aircraft orders.

You may contact Jeff Gordon, Staff Accountant at 202-551-4313 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Jennifer A. Bench, Esq.
        Weil, Gotshal & Manges LLP